UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        Schedule 13D

        Under the Securities and Exchange Act of 1934
            (Amendment No. 1                    )



Name of Issuer: Solomon Page Group Ltd.

Title of Class of Securities: Common

Cusip Number: 83427A108

Name, Address and Telephone Number of Person authorized to
receive notices and communications:   Kenneth E. Leopold,
Senior Attorney, c/o Neuberger&Berman, LLC, 605 Third
Avenue, NY, NY 10158

Date of Event  which requires Filing  of this statement:
November 4, 1997

If the filing person has previously filed a statement on
schedule 13g to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
Note: Six copies of this statement , including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13 D

CUSIP NO.  83427A108

1.Name of Reporting Person
   S.S. or IRS identification NO. of Above Person
     Norman H. Pessin
     SS # ###-##-####

2.Check the appropriate box if a member of a group* a b

3. Sec use only

4.Source of funds*
     P.F.O.O.

5.Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6. Citizenship or place of organization
     U.S.A.

7. Sole Voting Power
     0

8.Shared voting power
     0

9.Sole dispositive power
     0

10. Shared dispositive power
     110,000

11. Aggregate amount beneficially owned by each reporting
person
     110,000
12.Check box if the aggregate amount in row 11 excludes certain shares*

13. Percent of class represented by amount in row 11.
     2.14%

14.Type of  reporting person*
          IN
ITEM 1 Security and Issuer

This statement related to the common stock (the "Shares") of Solomon Page Group Ltd. (the "Company"). The Address of the principal executive offices of the company is 1140 Avenue of the Americas, New York, NY 10036.

ITEM 2 Identity and Background

A) The name of the individual filing this statement is Norman H. Pessin

B) The business address of Norman H. Pessin is: c/o
Neuberger&Berman, LLC, 605 Third Avenue, New York, New York
10158-3698.

C) Norman H. Pessin is a Principal of Neuberger & Berman, LLC ("N&B"), a limited liability company organized under the laws of the State of Delaware. N&B is a registered broker/dealer and registered investment advisor which conducts a general brokerage, dealer and investment advisory business. This filing is made by Mr. Pessin individually and not in his capacity as Principal of N&B. The shares are held individually by Mr. Pessin and others. The firm of N&B has no voting or dispositive power regarding these shares.

D) During the last five years Norman H. Pessin has not been convicted in a criminal proceeding(excluding traffic violations or similar misdemeanors).

E) During the last five years Norman H. Pessin has not been a party to a civil proceeding as a result of which he is subject to judgement, decree or order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

F) Norman H. Pessin is a United States citizen.


ITEM 3  Source and Amounts of Funds

Norman H. Pessin now owns 0 Shares for his personal account.

In addition, Norman H. Pessin now beneficially owns 110,000 shares as follows:

110,000 shares are held in street name in his wife's account. Norman H. Pessin is a beneficial owner of these 110,000 shares based on his discretionary and shared disposistive power over these accounts.


ITEM 4 Purpose of Transaction

Norman H. Pessin purchased the shares for investment purposes only. He does not have any plans or proposals which relate to or would result in any of the activities or matters referred to in paragraphs (a) through (j), inclusive of item 4 of Schedule 13D.


ITEM 5 Interest in Securities of the Issuer

A) Norman H. Pessin is the beneficial owner of 110,000 shares which represents 2.14% of the 5,129,285 shares outstanding.

B) Norman H. Pessin has the sole power to dispose of 0 shares and has shared dispositive power with regard to 110,000 shares. Norman H. Pessin has sole voting power with regard to 0 shares and has shared voting power with regard to 0 shares.


C) During the 60 days surrounding the event triggering this filing. Norman H. Pessin effected 2 open market transactions in the shares. The trade dates and prices are noted below:

     Trade Date     B/S  Shares         Price
     11/04/97       S    9,500          3.7187
     *11/04/97      S    200,500        0.865


*Please note that the 200,500 shares reported as sold were in fact warrants. As originally reported on Mr. Pessin's 13D filing dated September 17, 1997, these warrants entitled the owner to purchase one share of common stock at an exercise price of $4.50 with an expiration date of 10/20/99. In calculating the percentage of the shares outstanding Mr. Pessin owned, these shares into which the warrants were exercisable had been deemed to be currently outstanding in accordance with Rule 13d-3(d)(1)(i).

ITEM 6 Contracts, Agreements, Understandings or Relationship with Respect to
Securities of Issuer

There are no agreements, contracts or understandings of any kind between Norman H. Pessin and any other person with regard to the shares or the issuer.

ITEM 7 Material to be filed as Exhibits

There are no materials to be filed as exhibits.

Signatures

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:___________                  ___________________
                                   Norman H. Pessin